May 8, 2007

Mail Stop 4561
Mr. K.V. Kamath
Managing Director and Chief Executive Officer
ICICI Bank Limited
ICICI Bank Towers
Bandra-Kurla Complex
Mumbai 40051, India

> **Re:** **ICICI Bank Limited**
> **Form 20-F for the Fiscal Year Ended March 31, 2006**
> **File No. 1-15002**

Dear Mr. Kamath:

We have reviewed your supplemental response letter dated March 29, 2007 and have the following comments.

Form 20-F for the Year Ended March 31, 2006

Financial Statements

Note 22 – Differences between Indian GAAP and US GAAP

a) Allowance for loan losses, page F-60

1. We noted your response to our prior comment 4 from our letter to you dated March 14, 2007. Please confirm that you will provide such disclosure (i.e. a tabular presentation of the differences between Indian GAAP and US GAAP as it relates to your allowance for loan losses) in future filings.

c) Consolidation

iii) Consolidation of insurance subsidiaries, page F-63

2. We noted your disclosure in the final paragraph on page F-65 where you explain the significant differences between Indian and US GAAP (e.g. acquisition costs, claims provisions, etc.) and that the net impact of the differences on net income of the insurance subsidiaries is insignificant. Tell us what the differences were for the periods presented. In future filings please quantify the individual differences

for each item identified. To assist an investor in understanding your disclosure, consider providing this information in a comparative tabular format.

Form 6-K filed March 5, 2007

3. We noted from your disclosure that the Board of Directors of ICICI Bank Limited (ICICI) approved the transfer of ICICI Life and ICICI General to a new wholly-owned subsidiary of ICICI. Please address the following:

   - explain the business purpose of this transaction and tell us how this transaction benefits the parties of the joint venture; and
   - tell us if there have been any significant changes in the terms of the joint venture agreements or in the exercisability of the rights of the minority shareholders.

4. In connection with the comment above and to assist us in gathering a better understanding of your accounting for your insurance subsidiaries, please provide a copy of your joint venture agreements or memorandums of understanding and any other supplemental agreements that address minority interest control matters.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Sharon M. Blume, Staff Accountant, at (202) 551-3474 or me at (202) 551-3872 if you have questions.

Sincerely,

Hugh West
Accounting Branch Chief